October 20, 2006

Lisa Beth Lentini
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Kiwa Bio-Tech Products Group Corporation Registration Statement on Form SB-2 Filed August 11, 2006 File No. 333-136572
Dear Ms. Lentini:

On behalf of our client, Kiwa Bio-Tech Products Group Corporation, we are providing the responses below to the comments of the staff of the Securities and Exchange Commission contained in the letter dated September 8, 2006 relating to the Company’s above-captioned filing. We have restated the staff’s comments below and have included the Company’s response following each comment. In addition, in connection with this letter, the company is filing Amendment No. 1 to the above-referenced registration statement on Form SB-2. We also file with this letter a copy of Amendment No. 1 marked to show changes from the original filing.

Form SB2- Filed on August 11, 2006

General

1.
Comment: Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response: Since we are aware of no offering size limitations in the language of Rule 415 per se, we understand from our discussion with the SEC staff that the issue is whether the selling shareholders might be deemed to be statutory underwriters, and therefore whether the registration statement is appropriately structured as a secondary offering. However, our view is that, given the nature of the transaction, the selling shareholders should not be deemed to be statutory underwriters. Our view is based on the following:

1.	A significant number of shares to be registered (9,374,453) relate to shares held by various other shareholders for varying lengths of time, but all for over one year.

October 20, 2006

2.	The 6% convertible notes are expected to be converted over a long period of time - probably between two and three years. This is because:

a.	in any single month the holders may not convert more than $120,000 in principal amount of the notes;

b.	the holders may not convert more than the average daily dollar volume calculated during the ten business days prior to a conversion, per conversion; and

c.
the holders have an incentive not to convert and sell their shares too quickly, because the effect of such action could be to drive the stock price down to the point that the excess conversion shares would not be covered either by the registration statement or by the number of shares of common stock authorized in the company’s certificate of incorporation. (In such cases the company is under covenant to amend the registration statement in add shares and to seek authorization for issuance of additional shares, but there is still significant risk associated with delays and potential inability of the company to cause such increases.)

3.	The selling shareholders, including the holders of the 6% convertible notes, have the characteristics of shareholders, rather than underwriters, for the following reasons:

a.	No underwriting commissions or indemnification provisions of the type normally associated with an underwritten offering are involved in the transaction.

b.
The 6% note holders are under no obligation to convert their notes and sell their stock. The timing of any conversion and sale is completely within their control, subject to the aforementioned limitations.

c.	They are under covenant not to effect short sales. (See Section 4.m. of securities purchase agreement relating to the 6% notes.)

d.	The length of time the 6% note holders can be expected to hold the convertible notes, because of the reasons stated previously, is uncharacteristic of a distribution.

e.
Unlike underwriters, which seek to reduce market risk in the performance of their function as a conduit for the issuer to sell its shares to the public, the selling shareholders have accepted significant investment risk associated with ownership of the 6% notes. The contractual and practical limitations cited above restrict the holders’ ability to divest their investment if the stock price falls precipitously. The 6% note holders are at risk of losing their full investment if the stock price crashes for any reason, whether caused by their trading patterns or not.

October 20, 2006

We note that the staff has asked us to focus on the size of the offering in our analysis. We are aware that size, in terms of number of purchasers, is a well-established criterion for determining whether an offering is private or public. In this case though the staff appears to be focusing on size of the offering as a percentage of the company’s outstanding shares as a criterion for determining whether there is a primary or secondary offering. We note that that the staff long ago rejected the presumptive underwriter doctrine focused on the size of the offering as a percentage of the total offering purchased by the seller, which is a similar concept to size as a percentage of outstanding stock. (See American Council of Life Insurance no-action letter, available May 10, 1983).

Since the offering in this instance is registered, the size of the offering in terms of the number of purchasers is not relevant. We also think that size of the offering in terms of percentage of outstanding shares is not particularly relevant either. More relevant is the manner of the offering and the assumption of investment risk by the shareholders or would-be statutory underwriters.

As we have argued above, the manner of the offering (particularly timing), the economics, and the level of risk associated with it are significantly different in the company’s 6% convertible note transaction from that of the typical underwritten transaction. Whereas in a typical underwritten offering, the focus of the underwriters is to minimize risk and liability, and move the securities quickly (usually within days), the structure of the convertible note financing is to accept a significant amount of investment risk, and hold the securities for much longer. For emerging companies like Kiwa Bio-Tech, an interpretation that the selling shareholders are statutory underwriters would undoubtedly limit their ability to procure vital capital, because the selling shareholders already have significant investment risk and have not bargained for additional underwriter liability (particularly in the absence of an underwriting fee).

Because it is imperative that it complete this financing, in Amendment No. 1 the company has reduced the number of shares to be registered associated with the 6% Notes from 39,431,331 shares to 18,310,912 shares. The reduced amount is equal to 26.66% of its currently outstanding shares (68,682,576). We hope this satisfies the staff’s concerns regarding the size of the offering as compared to the company’s total outstanding shares. To aid companies like Kiwa Bio-Tech in structuring deals of this type, we encourage the staff to provide written guidance setting forth the theory behind its position and standards that companies structuring deals of this type can apply. Doing this will remove a level of uncertainty (and therefore costs) on issuers in Kiwa Bio-Tech’s situation.

October 20, 2006

2.
Comment: We note that you currently do not have enough shares authorized to support the number of shares issuable upon conversion of the 6% Notes and the exercise of the 6% Note Warrants. We also note that you appear to be in violation of the provision of your agreement to maintain a reserve of 110% of the authorized shares issuable upon full conversion of the 6% Notes and exercise of the 6% Note Warrants. Please disclose how you plan to rectify this situation and whether any penalties will be incurred by the company for violation of the 110% provision. In this regard, we note that you plan on a vote to increase the number of authorized shares, but consider whether the uncertainty of a vote would constitute a risk factor.

Response: We anticipated that before the registration statement became effective, the annual meeting of the stockholders of the company set for September 12, 2006 and disclosed in the registration statement would have occurred. The annual meeting was held on September 12, 2006 on schedule, and the proposal to amend the company’s certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 200,000,000 shares was approved by the required vote of the company’s stockholders. On September 27, 2006, the company filed an amended certificate of incorporation with the Delaware Secretary of State to reflect the approved increase of its authorized shares.

As of this date, the company believes that it has sufficient number of authorized shares to support the number of shares issuable upon conversion of the 6% notes and the exercise of the 6% note warrants. Because the company obtained the requisite stockholder approval in compliance with Section 4(h) of the Securities Purchase Agreement, it is not currently in violation of the provision to maintain a 110% reservation of the authorized shares issuable upon full conversion of the 6% notes and exercise of the 6% note warrants. This change was accomplished within the time constraints imposed on the company by the securities purchase agreement so there is no uncertainty regarding obtaining the vote or incurring penalties as a result of not obtaining the vote.

Amendment No. 1 reflects the amendment of the company’s certificate of incorporation and the increase in the number of authorized shares. Also, please refer to page 14 of Amendment No. 1 for additional disclosure regarding potential risk associated with the necessity of obtaining shareholder approval in the event a significant drop in share price creates an obligation to register more shares.

Selling Stockholders, page 56

3.
Comment: Please indicate the controlling natural person for any non-natural person on your list of selling shareholders. See interpretation 4S of the Manual of Publicly Available Telephone Interpretations (March 1999 supplement).

October 20, 2006

Response: In response to this comment, the company has revised pages 55 through 57 of Amendment No. 1 to include the name of the controlling natural person for each non-natural person appearing on the list of selling stockholders.

Exhibit 5 - Legality opinion

4.
Comment: Please remove the section in your legality opinion that indicates that the opinion may not be relied upon anyone other than the company without prior written consent. Shareholders are entitled to rely upon the legality opinion.

Response: In response to this comment, we have revised our legality opinion in Amendment No. 1 to remove the sentence limiting the persons who may rely on our opinion.

If you have any questions regarding this letter, please feel free to call Carter Mackley at (206) 370-7602 or Ray Veldman at (949) 623-3535.

Sincerely,

/s/ Carter Mackley

Carter Mackley

cc:
Wei Li (Kiwa Bio-Tech Products Corporation)
Lianjun Luo (Kiwa Bio-Tech Products Corporation)
Raymond L. Veldman (Preston Gates & Ellis LLP)
Jeffrey A. Shady (Preston Gates & Ellis LLP)
Eugene Kim (Preston Gates & Ellis LLP)